Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Capital Corporation, New York, closes Construction Loan with Westfield and Forest City for redevelopment of Emporium department store, San Francisco

- **Total financing volume amounts to $270 million**
- **Financed property is part of largest urban shopping destination in Western USA**

New York/Dublin/Munich, March 31st, 2004: Hypo Real Estate Capital Corporation ("HRECC"), New York, arranged, underwrote and syndicated a $270 million construction loan to Emporium Development L.L.C., a joint venture between affiliates of Westfield America, Inc. ("Westfield") and Forest City Enterprises, Inc. The proceeds of the loan shall be used to fund the redevelopment of the former Emporium department store (the "Project"), a 964,000 square foot multi-level, mixed-use property, located on Market Street in the Union Square District of San Francisco.

Andreas Veith, CEO of Hypo Real Estate Capital Corporation, New York, commented: "I am very pleased with this transaction. The collaboration with Westfield and Forest City was extremely good and we look forward to continue doing business with such professional partners". Veith pointed out, that this deal is already the second major development financing which was arranged for Westfield. In 1999, the bank – back then still part of HVB Group - was a co-arranger of a $275 million bridge and construction loan facility for the expansion of Westfield Shoppingtown Valley Fair in San Jose, CA.

The redevelopment of the former Emporium department store will include 340,000 square feet of specialty retail, a 9 screen, 3,200 seat state-of-the-art multiplex cinema operated by Century Theatre, a 338,000 square foot Bloomingdale's department store and 235,000 square feet of office space. The Property adjoins the existing 507,000 square foot San Francisco Centre

dlw 5/19

("SFC"), which is anchored by a 312,000 square foot Nordstrom. Westfield, which also owns SFC, will operate both properties as a single, integrated and interconnected shopping center under the name of the Westfield San Francisco Centre. The combined center will encompass a total GLA of approximately 1.5 million square feet, over 200 boutiques and specialty retail stores, upscale destination restaurants and an international gourmet marketplace and will be the largest urban shopping destination in the Western United States. The new Westfield San Francisco Centre will continue to benefit from the critical mass of complementary retail which is in close proximity. The Project is proximate to Union Square, which is San Francisco's central shopping district and is known as one of the world's largest retail districts.

Press contact:

Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Notes to Editors:

Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, formerly known as HVB Real Estate Capital Corporation, is the US subsidiary of Hypo Real Estate Bank International and the banks headquarter for all real estate lending activities for the Americas. Led by Andreas Veith the US-real estate team has developed an unparalleled success story and is one of the major foreign real estate lenders in the US. Over the last 5 years alone, the company has closed more than US $18 billion worth of commercial real estate loans in the U.S. The team has provided funds for properties such as the Chrysler Building, IBM or Vornado's latest office and residential construction project in New York. Its portfolio extends to other big markets including Boston, Washington, Chicago, Los Angeles and San Francisco.

Rule 12g3-2(b) File No.
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Dublin based Hypo Real Estate Bank International is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG (WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG, Germany. The bank's business model is cash-flow oriented and transaction controlled. That means that every transaction is considered individually and accepted or rejected on its own merits. There are no fixed rulings on industries, sites or real estate locations. Profitability and risk management take precedence; market share considerations and volume play a subordinate role.

For further information:
www.hyporealestate.com
www.hypointernational.com.

Westfield America, Inc. is the United States subsidiary of Westfield America Trust (ASX:WFA), the second-largest property trust listed on the Australian Stock Exchange. With a gross asset value of $10.9 billion, WFA owns a majority interest in the Westfield America portfolio of 66 centers across the U.S., branded as Westfield Shoppingtowns. Westfield Shoppingtowns are home to more than 8,900 specialty stores and encompass approximately 68 million square feet in the states of California, Colorado, Connecticut, Florida, Illinois, Indiana, Maryland, Missouri, Nebraska, New Jersey, New York, North Carolina, Ohio and Washington.

Forest City Enterprises, Inc. is a $5.9 billion NYSE-listed real estate company headquartered in Cleveland, Ohio. The Company is principally engaged in the ownership, development, acquisition and management of commercial and residential real estate throughout the United States. The Company's portfolio includes interests in retail centers, apartment communities, office buildings and hotels in 21 states and the District of Columbia.

Hypo Real Estate

GROUP

Rule 12g3-2(b) File No.
82-34748

RECEIVED

2004 MAY 11 A 9:04

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release

Hypo Real Estate Capital Corporation, New York, hires Michael Butz

New York, April 15th, 2004 – In order to further expand and strengthen its origination business in the Americas, Hypo Real Estate Capital Corporation, New York - the US subsidiary of Hypo Real Estate Bank International - has announced today the appointment of Michael Butz as a Director in the company's origination group.

In his new position, Butz will originate construction loans, mezzanine debt and fixed and floating rate product. He reports directly to Evan F. Denner. Butz joins Hypo Real Estate Capital Corporation from Morgan Stanley where he was responsible for originating and structuring conduit product in the east coast. Previously Butz spent three years at the Carlton Group where he was responsible for originating and structuring debt and equity opportunities on behalf of the firm's clients.

Prior to Carlton Group, Butz worked for Commercial Capital Initiatives (GMACCM) and Nomura Securities.

"We are very pleased to have Michael on board," said Evan Denner. "His extensive industry experience and technical expertise will enable us to expand our origination business significantly. I am confident he will play an important role in helping our team achieve our business goals in this area."

Rule 12g3-2(b) File No.
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Press contact:

Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Doris Linder
Phone: +49(0)89 20 3007 774
Fax: +49(0)89 20 3007 772
E-mail: doris.linder@hyporealestate.com

For further information:
www.hyporealestate.com
www.hypointernational.com

Notes to Editors:

About Hypo Real Estate Bank International

Hypo Real Estate Bank International based in Dublin, Ireland, is part of the Hypo Real Estate Group (HREG). The corporate group – which is the result of HVB Group spinning off its commercial real estate activities – comprises the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich alongside two other operational units: Stuttgart-based Württembergische Hypothekenbank AG (WürttHyp) and Munich-based Hypo Real Estate Bank AG Germany. Hypo Real Estate Group is one of Europe's largest providers of commercial real estate finance.

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, formerly known as HVB Real Estate Capital, is the New York subsidiary of Hypo Real Estate Bank International and the headquarters for all real estate lending activities in the US. Since 1988, the group has established itself as a leading lender and player in the US commercial real estate market. The firm's businesses include construction lending, fixed and floating rate lending and mezzanine lending throughout the Americas. Hypo Real Estate Capital Corporation continues to be one of the major foreign real estate lenders in the US.

Rule 12g3-2(b) File No.
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Press release

Chairman of the Supervisory Board Kurt F. Viermetz to celebrate his 65th birthday

Munich/Dublin, 21 April 2004: The Chairman of the Supervisory Board of Hypo Real Estate Holding AG - **Kurt F. Viermetz** - will celebrate his 65th birthday on Tuesday, 27 April 2004.

Kurt Viermetz was born in 1939 as the son of a merchant in Augsburg. Following his training as a banker and after gaining initial professional experience at Deutsche Bank AG in Frankfurt, he joined J.P. Morgan as assistant treasurer in 1965. From 1970 onwards, he was Vice President responsible for J.P. Morgan's international business in Paris, and from 1975 onwards performed a leading role in setting up Saudi International Bank Ltd., London, on behalf of the company and Deutsche Bank. Between 1977 and 1980, he headed the world-wide foreign exchange activities of J.P. Morgan in New York. Between 1980 and 1985, he was responsible for the German and continental European activities of J.P. Morgan in Frankfurt. In 1985, he returned to New York, where he assumed responsibility for the company's world-wide activities in foreign exchange, swap, commodity and security dealing as well as interest rate risk management and the investment portfolio.

On 1 January 1990, Kurt Viermetz was appointed as Vice Chairman of the Managing Board and Supervisory Board of the J.P. Morgan Group. He left this body in 1999 to become Chairman of the Supervisory Board of the HVB Group, Munich, a position which he held until the end of 2002 (he was Deputy Chairman until 31.12.2003).

When the commercial real estate financing activities of the HVB Group were spun off to the new Hypo Real Estate Group, Kurt Viermetz became Chairman of the Supervisory Board on 29 September 2003. He is also

Rule 12g3-2(b) File No.
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Chairman of the Board of the International Subsidiary Hypo Real Estate Bank International which is based in Dublin.

In addition to numerous other offices, Kurt F. Viermetz is also a member of the Supervisory Board of ERGO Versicherungs AG, Düsseldorf, as well as Ruhrgas AG, Essen. He is also a member of the Board of Directors of Grosvenor Estate Holdings Ltd., London.

In his private life, Kurt Viermetz is very committed to his home town and the Bayerisch-Schwaben region. He is Chairman of the Board of Overseers of the University of Augsburg and is also a founder and member of the Managing Board of the Förderkreis Schaezlerpalais e.V. which supports the renovation of the Schaezlerpalais in the Maximilianstraße in Augsburg – the main work from the zenith of Augsburg Rococo - in a private-public partnership with the City of Augsburg and the Free State of Bavaria.

He is also committed to German-American friendship. This is expressed in his trustee role on the American Council of Germany in New York and the Atlantik-Brücke in Berlin. He is also a trustee founder of the American Academy in Berlin.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

—> Herrn Fimke
LP 29/4

Egerton Capital Limited Partnership

2 George Yard
Lombard Street
London EC3V 9DH
Telephone: 020-7410-9090 Facsimile: 020-7410-9091

Rule 12g3-2(b) File No.
82-34748

RECEIVED
2004 MAY 11 A 9:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

An die
Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

EINGEGANGEN
29. APR. 2004
Erled. ....

Mitteilung nach §§ 21, 22 Absatz 1, Satz 1, Nummer 6 WpHG

Notification according to secs. 21, 22 paragraph 1, sentence 1, number 6 German Securities Trading Act ("WpHG")

Sehr geehrte Damen und Herren,

Dear Sir or Madam,

hiermit teilen wir,

We herewith inform you that we,

Egerton Capital Limited Partnership
2 George Yard
Lombard Street
London EC3V 9DH
United Kingdom

mit, dass wir am 23. April 2004 die Schwelle von 5% der Stimmrechte an der

have as of 23 April 2004 exceeded the threshold of 5% of the share of voting rights in

Hypo Real Estate Holding AG
Unsöldstrasse 2
80538 München

überschritten haben. Uns stehen nunmehr 5,03% der Stimmrechte zu. Diese sind uns gemäß § 22 Absatz 1, Satz 1, Nummer 6 WpHG zuzurechnen.

Henceforth, our share of voting rights amounts to 5.03%. These are to be ascribed to us pursuant to sec. 22 paragraph 1, sentence 1, number 6 WpHG.

 Rule 12g3-2(b) File No. 82-34748

Diese Meldung erfolgt gemäß §§ 21, 22 Absatz 1, Satz 1, Nummer 6 WpHG.

This notification is made in pursuance to secs. 21, 22 paragraph 1, sentence 1, number 6 WpHG.

Eine entprechende Mitteilung wird an die Bundesanstalt für Finanzdienstleistungs-aufsicht geschickt.

The same dislosure will be made to the Federal Financial Supervisory Authority.

Kind regards,

....

W. G. Bollinger

29 April 2004